Exhibit 99.6

CEO AND CFO SECTION 906 CERTIFICATION

January 31, 2018

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Luc Jobin, President and Chief Executive Officer, and Ghislain Houle, Executive Vice-President and Chief Financial Officer, of Canadian National Railway Company, each certifies that, to the best of his knowledge:

1.                      the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.                      the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Canadian National Railway Company.

/s/ Luc Jobin	/s/ Ghislain Houle
Luc Jobin	Ghislain Houle
President and Chief Executive Officer	Executive Vice-President and
Chief Financial Officer